United States securities and exchange commission logo





                            November 2, 2023

       Stephen Cumming
       Chief Financial Officer
       Edgio, Inc.
       11811 North Tatum Blvd., Suite 3031
       Phoenix, AZ 85028

                                                        Re: Edgio, Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for
Fiscal Quarter Ended June 30, 2023
                                                            File No. 001-33508

       Dear Stephen Cumming:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Consolidated Statements of Operations, page 49

   1. Per footnote (2) on the face of the statements of operations, you state cost of services excludes amortization
related to various noted intangible assets and you present gross profit that excludes
these expenses. Accordingly, it appears your presentation of "gross profit" is a prohibited
non-GAAP financial measure pursuant to Item 10(e)(1)(ii)(C) of
                                                        Regulation S-K. Please
remove this measure from the face of your statements of
                                                        operations.
Additionally, if you present non-GAAP "gross profit" measure elsewhere in the filing, clearly
label it as non-GAAP and include all required disclosures regarding non-GAAP measures in
accordance with Item 10(e)(1)(i) of Regulation S-K, including a reconciliation to the
comparable GAAP measure (whether or not the comparable GAAP
                                                        measure is presented).
Consider this comment in regard to your presentation in earnings releases contained in
Form 8-K's furnished.
 Stephen Cumming
FirstName
Edgio, Inc. LastNameStephen Cumming
Comapany 2,
November    NameEdgio,
               2023      Inc.
November
Page 2      2, 2023 Page 2
FirstName LastName
Note 19. Leases and Commitments, page 89

2. Please disclose, in your annual and interim period filings, the weighted-average remaining lease term and weighted-average discount rate for all periods presented in accordance with
         ASC 842-20-50-4(g).
Form 10-Q for Fiscal Quarter Ended June 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations

3. You have reported several consecutive periods of operating and net losses and negative operating cash flows. Please discuss whether these are known trends. In doing so, include descriptions and amounts of matters that have had a material impact on reported operations, as well as matters that are reasonably likely based on your assessment to have a material impact on future operations. For example, consider discussing the operational reasons for the losses and negative operating cash flows, what you must do to generate positive results and operating cash flows and explain how you intend to meet your cash requirements and maintain operations. Refer to Item 303 of Regulation S-K and Release
         No. 33-6835 and 33-8350 for guidance.
Results of Operations

4. Please revise to quantify factors to which changes are attributed. For example, you attribute the revenue increase to the inclusion of revenue from the Edgecast acquisition, however, you do not quantify its impact, nor address how the decrease in the number of your active clients worldwide affected your revenue. Refer to the introductory paragraph of Item 303(b) of Regulation S-K and (b)(2)(i) therein, and section
501.04 of our
         Codification of Financial Reporting Policies for guidance.
Liquidity and Capital Resources
Operating Activities

5. It appears your analyses in this Form 10-Q and 2022 Form 10-K do not fully explain the changes in net cash flows of operating activities between the respective current and corresponding prior year periods presented. For example, the items cited in this Form 10-
         Q analysis appear to sum to a negative change of $6,885 for the current period when the current period decreased by $21,187, and the items cited in the 2022 Form 10-K analysis appear to sum to a positive change of $39,447 for the current period when the current period decreased by $12,758. Please expand your analysis to discuss all material factors affecting the reported amount of operating cash flows from period to period and the reasons underlying these factors. In so doing, refer to the introductory paragraph of section IV.B and B.1 of Release No. 33-8350 for guidance on the analysis.
 Stephen Cumming
FirstName
Edgio, Inc. LastNameStephen Cumming
Comapany 2,
November    NameEdgio,
               2023      Inc.
November
Page 3      2, 2023 Page 3
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephen Kim at 202-551-3291 or Doug Jones at 202-551-3309 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services